This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

May 20, 2004

3.

Press Release

The press release was issued on May 20, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from Diamond Drill Holes B-215 to B-230 and Reverse Circulation (RC) Drill Holes BRC-001 to BRC-020, from Nevsun’s 90% owned Bisha Project in Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on May 20, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

Assay Results for Oxide Gold, Supergene Copper and Primary Zones, Bisha Property, Eritrea

           May 20, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from Diamond Drill Holes B-215 to B-230 and Reverse Circulation (RC) Drill Holes BRC-001 to BRC-020, from Nevsun’s 90% owned Bisha Project in Eritrea.

These results represent part of the on going in-fill drill program at Bisha and include the first assay results from the RC drilling that targets the gold bearing oxide layer at surface. Results continue to outline significant grades and widths of mineralization for the gold bearing oxide, supergene copper, and primary sulphide zones of the deposit.

Nevsun is focusing the current drill program on the full delineation of the gold bearing oxide and supergene copper bearing massive sulphides over 1200m of strike length of the Bisha Main deposit with in-fill drilling on 25m sections. This will allow the planning of a feasibility evaluation of these near surface horizons (oxides to a typical vertical depth from surface of 35m and supergene from the depth of 35m to approximately 65m). The mining of these near surface high grade gold and copper horizons will be able to be conducted with a minimum of overburden stripping.

HIGHLIGHTS:

  Oxide zone of the far southern portion of the Bisha Main (South) intersected by reverse circulation drill program and included:
  BRC-017 intersected 10.5 meters grading 6.5 g/t Au and 154.7 g/t Ag
  BRC-019 intersected 15.0 meters grading 4.5 g/t Au and 7.5 g/t Ag

  Hole BRC-011 intersected 22.5 meters grading 10.32 g/t Au

  Hole BRC-012 intersected 57 meters grading 3.08 g/t Au (from 0 to 57 meters)

  Hole BRC-002 intersected 25.5 meters of supergene copper grading 8.44% Cu

  Hole B-216 intersected 27.1 meters of primary massive sulphide mineralization grading 12.64% Zn and  1.06% Cu

  Hole B-222 intersected 23.05 meters grading 12.91% Zn and 0.92% Cu

  Hole B-225 intersected 76.5 meters  of primary mineralization grading 8.32% Zn and 0.48% Cu (including 12.1% Zn over 39.0 meters)

Assay results from drill holes at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, P-Primary sulphides, Str-Stringer.  Zinc enriched sections have been averaged using a 2.0% lower cut-off and a 30% upper cut-off. Holes marked * ended whilst still in mineralization.  (See map at end of release).

REVERSE CIRCULATION DRILL HOLES:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Oxide
BRC-002*	42.0	48.0	6.0	2.17	9.25	0.01	0.21	0.01	O	1715222
BRC-007*	58.5	66.0	7.5	0.85	130.7	0.07	0.63	0.00	O/S	1715197
BRC-011*	1.5	24.0	22.5	10.32	6.2	0.06	0.23	0.07	O	1716122
BRC-012*	0.0	57.0	57.0	3.08	28.29	0.06	0.26	0.09	O	1716021
BRC-013*	9.0	10.5	1.5	21.3	13.0	0.08	0.41	0.09	O	1716022
BRC-014*	1.5	3.0	1.5	2.06	18.0	0.18	0.97	0.11	O	1716022
And *	31.5	36.0	4.5	13.03	299.19	0.06	0.73	0.08	O
BRC-016	28.5	34.5	6.0	2.37	10.75	0.09	0.27	0.06	O	1715272
BRC-017*	39.0	49.5	10.5	6.50	154.71	0.25	6.09	0.04	O/S	1715272
BRC-019	16.5	48.0	31.5	2.60	5.76	0.08	0.15	0.07	O	1715296
Incl.	33.0	48.0	15.0	4.48	7.5	0.06	0.18	0.07	O
BRC-020	21.0	24.0	3.0	5.0	5.5	0.12	0.19	0.08	O	1715322
Supergene
BRC-002	48.0	73.5	25.5	0.61	79.12	8.44	1.28	0.40	S	1715222
BRC-007	76.5	78.0	1.5	0.47	60.0	2.11	0.03	0.10	S	1715197
BRC-010	49.5	60.0	10.5	1.48	125.71	0.22	0.01	0.01	S	1716122
BRC-012	57.0	60.0	3.0	1.10	19.0	0.15	0.07	0.01	S	1716021
BRC-017	49.5	66.0	16.5	0.71	76.73	6.61	0.87	0.11	S	1715272
Primary
BRC-017	66.0	76.5	10.5	1.13	16.86	1.10	0.51	0.03	P	1715272

It should be noted that the initial RC holes were targeted on low priority areas as significant difficulties with machinery and ground conditions were experienced. Holes BRC001, 003, 006, 015, and 018 did not intersect any significant mineralization.  Holes BRC-002, 007, 010, 011,012, 013, 014 and 017 all stopped in significant mineralization, mostly due to machine malfunction.

DIAMOND DRILL HOLES:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Supergene
B-218	52.65	67.9	15.25	0.64	53.21	2.01	0.32	0.67	S	1715525
B-220	57.0	64.5	7.5	1.41	34.35	3.87	0.15	0.03	S	1715525
B-221	58.5	73.0	14.5	0.30	15.10	0.97	0.01	0.02	S	1715500
B-228	48.6	61.0	12.4	0.61	28.77	2.39	0.11	0.04	S	1715425
B-230	45.0	55.6	10.6	0.45	27.45	2.66	0.11	0.10	S	1715400
Primary
B-215	261.25	271.0	9.75	1.13	49.17	0.72	0.26	7.79	P	1715425
and	271.0	294.0	23.0	0.25	25.75	1.10	0.01	0.20	P
B-216	140.6	167.5	27.1	0.94	81.30	1.06	0.50	12.64	P	1715650
Incl.	146.5	163.0	16.5	0.90	85.81	0.86	0.68	18.15	P
B-217	146.9	179.3	32.4	0.75	63.53	1.49	0.15	4.17	P	1715200
Incl.	152.4	160.0	7.6	0.78	94.96	2.28	0.22	6.08	P
Incl.	172.33	179.3	6.97	0.78	56.51	0.71	0.43	11.22	P

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-218	87.5	109.0	21.5	1.01	69.37	1.41	0.29	8.51	P	1715525
Incl.	92.0	102.5	10.5	0.63	84.14	1.55	0.48	14.24	P
B-220	77.5	106.0	28.5	0.98	63.69	2.07	0.17	4.44	P	1715525
Incl.	83.5	103.0	19.5	0.91	75.94	2.16	0.21	6.02	P
B-221	211.0	266.5	55.5	0.72	36.62	1.08	0.11	2.72	P
Incl.	211.0	235.0	24.0	0.78	59.45	1.39	0.23	5.65	P
B-222	171.75	194.8	23.05	0.57	57.65	0.92	0.54	12.91	P	1715225
B-224	199.15	227.0	27.85	0.66	51.87	1.84	0.17	6.51	P
Incl.	203.15	208.15	5.0	0.45	78.4	0.85	0.83	20.49	P
B-225	200.5	277.0	76.5	0.99	57.04	0.48	0.32	8.32	P	1715525
Incl.	205.0	244.0	39.0	1.01	60.62	0.84	0.55	12.10	P
B-226	247.0	264.0	17.0	0.66	60.12	0.02	0.34	8.51	P	1715275
B-227	66.7	130.0	63.3	0.72	45.83	1.49	0.26	3.85	P	1715450
Incl.	88.0	115.0	27.0	0.80	62.97	1.07	0.51	8.60	P
B-228	122.5	172.0	49.5	0.78	44.42	1.29	0.22	6.40	P	1715425
Incl.	122.5	152.5	30.0	0.91	58.5	1.27	0.35	10.18	P
B-229	57.0	65.3	8.3	0.53	20.08	0.60	0.11	2.03	S/P	1715325
and	187.0	204.5	17.5	0.67	69.29	0.82	0.63	16.80	P
B-230	151.0	200.5	49.5	0.68	36.76	1.01	0.15	4.85	P	1715400
Incl.	157.0	179.5	22.5	0.98	52.8	1.09	0.31	9.84	P

Diamond drill holes B-219 and B-223 did not intersect significant mineralization. Both were drilled in the southwest part of the deposit where the western massive sulphide limb is diminishing in strength. Assays on additional holes drilled will be released as available.

Recently, a group of the Company’s directors visited Nevsun’s Eritrean operations meeting with senior government officials and reviewed the long term exploration and development opportunities at the Bisha gold/copper/zinc VMS discovery. The directors were impressed with the relatively high degree of infrastructure existing within Eritrea, including the port facilities, power supply and rail and road access.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program. Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com